Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated March 24, 2026

Registration No. 333-294576

Dated March 30, 2026

Pricing Term Sheet

CANTOR FITZGERALD INCOME TRUST, INC.

9.50% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

($25.00 LIQUIDATION PREFERENCE PER SHARE)

March 30, 2026

Issuer:	Cantor Fitzgerald Income Trust, Inc., a Maryland corporation (the “Issuer”)

Security:	9.50% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series A Preferred Stock”)

Number of Shares:	800,000 shares (920,000 shares if the underwriters’ option to purchase additional shares of Series A Preferred Stock is exercised in full)

Public Offering Price:	$25.00 per share; $20,000,000 total (assuming the underwriters’ option to purchase additional shares of the Series A Preferred Stock is not exercised).

Underwriting Discount:	$0.7875 per share; $551,250 total (assuming the underwriters’ option to purchase additional shares of the Series A Preferred Stock is not exercised and all shares are purchased pursuant to the indication of interest described below).

Indication of Interest:	An affiliate of the Issuer and Cantor Fitzgerald & Co., the representative of the several underwriters in this offering, has indicated an interest in purchasing up to an aggregate of $2.5 million of Series A Preferred Stock in this offering, at a price equal to the per share public offering price. However, because this indication is not a binding agreement or commitment to purchase, the investor may elect to purchase fewer shares than it indicated an interest in purchasing or not to purchase any shares in this offering. The underwriters may elect to sell fewer shares or not to sell any shares in this offering to this investor. The Issuer will not pay any underwriting discount on the shares purchased by this affiliated investor.

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after April 8, 2031 or pursuant to its special optional redemption right, or converted by a holder in connection with a change of control described below under “Change of Control”)

Trade Date:	March 31, 2026

Settlement Date:	April 8, 2026 (T+5)

Liquidation Preference:	$25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not declared), if any, to, but not including, the date of payment.

Dividend Rate:	9.50% per annum on the $25.00 liquidation preference (equivalent to $2.375 per annum per share), accruing from April 8, 2026.

Dividend Payment Dates:	Quarterly in arrears on the last day of each of January, April, July and October of each year (or, if not a business day, the next succeeding business day), commencing on July 31, 2026.

Optional Redemption:

The Issuer may not redeem the Series A Preferred Stock prior to April 8, 2031, except in limited circumstances to preserve its status as a real estate investment trust and pursuant to the special optional redemption provision described below under “Special Optional Redemption.”

The Issuer may, at its option, redeem the Series A Preferred Stock for cash, in whole or in part, from time or from time to time, at any time, on or after April 8, 2031 at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends up to (whether or not authorized or declared), if any, to, but excluding, the date of redemption.

Special Optional Redemption:

During any period of time after the original issuance of the Series A Preferred Stock (whether before or after April 8, 2031) and upon the occurrence of a Delisting Event (as defined below), the Issuer will have the option, subject to certain conditions, to redeem the outstanding Series A Preferred Stock, in whole or in part, after the Delisting Event, for a redemption price of $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in the redemption price), on each share of Series A Preferred Stock to be redeemed upon the giving of notice.

During any period of time after the original issuance of the Series A Preferred Stock (whether before or after April 8, 2031) and upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the shares of Series A Preferred Stock, in whole or in part and within 120 days after the first date on which the Change of Control occurred, by paying $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date (unless the redemption date is after a dividend record date for and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend payable on such payment date will be included in the redemption price).

Delisting Event:	Occurs when, after the original issuance of the Series A Preferred Stock (whether before or after April 8, 2031), the Series A Preferred Stock ceases to be listed on the New York Stock Exchange (the “NYSE”), the NYSE American, LLC (the “NYSE American”) or the Nasdaq Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

Change of Control:	A “Change of Control” means, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

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the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers, conversions or other acquisition transactions of shares of the Issuer’s stock entitling that person to exercise more than 50% of the total voting power of all stock of the Issuer entitled to vote generally in the election of the Issuer’s directors (except that the person will be deemed to have beneficial ownership of all securities that the person has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common equity securities listed on the NYSE, the NYSE American, LLC or Nasdaq, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

Notwithstanding the foregoing, if the transaction or series of transactions described in the first bullet point above (the “Change of Control Transaction”) forms part of a series of related transactions that are closed or consummated within twelve (12) months of the closing or consummation of the Change of Control Transaction (including, without limitation, any merger, consolidation, sale or transfer of assets, recapitalization, reorganization, or special or extraordinary distribution, in each case outside of the ordinary course of the Issuer’s business (the “Related Transactions”)), and if the aggregate consideration paid to the Issuer and/or holders of its common stock in connection with the Change of Control Transaction represents less than 50.0% of the aggregate consideration payable to the Issuer and/or its holders of common stock in connection with both the Change of Control Transaction and the Related Transaction on a combined basis, then the Change of Control Transaction shall be deemed to constitute a Change of Control, regardless of whether the second bullet point above is satisfied.

Conversion Rights	Upon the occurrence of a Change of Control during a continuing Delisting Event, unless the Issuer has elected to exercise its redemption right, holders of the Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder into a number of shares of its Class I common stock or, if any class of the Issuer’s common stock is listed on a national securities exchange, of such class of common stock (“Listed common stock”), per share of Series A Preferred Stock, which is equal to the lesser of:

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the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock to be converted plus an amount equal to all dividends accrued and unpaid (whether or not declared) on the Series A Preferred Stock to, but not including, the Conversion Date (unless the Conversion Date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in this sum), by (ii) the Common Stock Price; and

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2.47647, the Share Cap (subject to pro rata adjustments for any stock splits (including those effected pursuant to a Class I common stock dividend), subdivisions or combinations with respect to shares of the Issuer’s Class I common stock as described in the Issuer’s preliminary prospectus);

Upon such a conversion, the holders will be limited to a maximum number of shares of the Issuer’s Class I common stock or Listed common stock, as applicable, equal to the lesser of (i) the conversion value the Series A Preferred Stock (equal to the liquidation preference and accrued and unpaid dividends, if any, thereon), divided by the closing price of the Issuer’s Class I common stock or Listed common stock, as applicable, on the date of the event triggering the Change of Control and (ii) the Share Cap, subject to adjustments, which may result in a holder receiving value that is less than the liquidation preference of the Series A Preferred Stock.

If, prior to the Conversion Date, the Issuer has provided or provides a redemption notice, whether pursuant to the Issuer’s special optional redemption right or the Issuer’s optional redemption right, holders of Series A Preferred Stock will not have any right to convert their shares of Series A Preferred Stock called for redemption in connection with a Change of Control during a continuing Delisting Event and any shares of Series A Preferred Stock subsequently selected for redemption that have been tendered for conversion will be redeemed on the related redemption date instead of converted on the Conversion Date.

The “Conversion Date” is the date on which the shares of Series A Preferred Stock are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of shares of Series A Preferred Stock.

The “Common Stock Price” for any Change of Control will be (i) if the consideration to be received in the Change of Control during a continuing Delisting Event by holders of shares of the Issuer’s Class I common stock or Listed common stock, as applicable, is solely cash, the amount of cash consideration per share of Class I common stock or Listed common stock, as applicable, and (ii) if the consideration to be received in the Change of Control during a continuing Delisting Event by holders of shares of the Issuer’s Class I common stock or Listed common stock, as applicable, is other than solely cash, (x) the Non-traded Common Stock Price, if the Class I common stock is not listed on a national exchange on the effective date of any Change of Control or (y) the Traded Common Stock Price, if the Issuer has a class of Listed common stock on the effective date of any Change of Control.

The “Non-traded Common Stock Price” will be the estimated net asset value per share of the Issuer’s Class I common stock as most recently determined by the Issuer’s board of directors prior to the effective date of the Change of Control. The “Traded Common Stock Price” will be the average of the closing price per share of the Issuer’s Listed common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control or, if the Issuer’s common stock has been listed for less than 10 trading days immediately preceding the effective date of the Change of Control during a continuing Delisting Event, the number of consecutive trading days immediately preceding such effective date.

CUSIP:	138615 802

ISIN:	US1386158026

Book-Running Managers:

Cantor Fitzgerald & Co.

Clear Street LLC

Alliance Global Partners

Lucid Capital Markets, LLC

B. Riley Securities, Inc.

Wedbush Securities Inc.

Citizens JMP Securities, LLC

Huntington Securities, Inc.

Muriel Siebert & Co., LLC

Listing	The Issuer has filed an application to list the Series A Preferred Stock on the NYSE under the symbol “CFTR-PRA”. The shares of Series A Preferred Stock have been approved for listing and are expected to begin trading on the NYSE within 5 days after the Series A Preferred Stock is first issued.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Cantor Fitzgerald & Co. at Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor New York, New York 10022 or by emailing prospectus@cantor.com.

The Issuer expects that delivery of the Series A Preferred Stock will be made against payment therefor on or about April 8, 2026, which will be the fifth business day following the date of the pricing of the Series A Preferred Stock (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series A Preferred Stock prior to the date of delivery will be required, by virtue of the fact that the Series A Preferred Stock initially will settle in T+5 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.